EXHIBIT 99.1

Osisko Development Announces Annual Grant of Incentive Awards

MONTREAL, July 05, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces that effective July 4, 2024, as part of its annual compensation review, the Board of Directors of the Company has approved the grant of an aggregate of 2,797,400 incentive stock options (the "Options") and an aggregate of 371,800 restricted share units ("RSUs") to certain senior officers of the Company (together, the "Equity Incentive Awards"), in accordance with the terms of the Company's Option and RSU plans, as applicable.

The Equity Incentive Awards constitute the annual equity-based compensation grants of the Company, consistent with its regular annual compensation cycle. The Options are exercisable at a price of C$2.72 per share of the Company (based on the closing price of July 3, 2024) and will expire on July 4, 2029. Vesting of Options will occur in three equal parts on the following dates: July 4, 2025, July 4, 2026, and July 4, 2027, respectively. The RSUs will cliff vest on July 4, 2027.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.